FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                        Form 20-F  X        Form 40-F
                                  ---                 ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                        Yes                    No  X
                           ---                    ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                         Yes                    No  X
                            ---                    ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes                  No  X
                            ---                  ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

Endesa's Subsidiary Gesa ENDESA Has 1,456.2 MW Installed Capacity in the Balearic Islands

    NEW YORK--(BUSINESS WIRE)--Aug. 19, 2003--Endesa's (NYSE:ELE):

    -- The installation of two gas turbines for the second CCGT of Son Reus (Majorca), finished last July, brings up into service two thirds of this new 220 MW CCGT to be installed in the Balearic Islands.

    Endesa's (NYSE:ELE) subsidiary Gesa ENDESA has doubled the installed capacity in the Balearic Islands in the last 10 years. Current total net installed capacity is 1,456.2 MW compared to 727.1 MW at the end of 1993.
    Among the recent investments carried out by Endesa in the Balearic Islands is worth mentioning the one corresponding to the Son Reus power plant.
    The installation of the two gas turbines for the second CCGT of Son Reus in Majorca, finished last July, represents two thirds of the investment in the second CCGT in the Balearic Islands. These two turbines represented an investment of EUR170 million.
    The Son Reus power plant will have 599 MW once the second CCGT is finished and will allow an increase of 47% in the generating capacity of the Majorca-Menorca system. The Son Reus II CCGT is expected to be completed in the summer of 2005 with the installation of a steam turbine in the same year. Total investment for the two CCGT plants in the Son Reus location will amount to EUR420 million.
    For additional information please contact Jacinto Pariente, North America Investor Relations Office, telephone # 212 750 7200

                         http://www.endesa.es


    CONTACT: Endesa
             North America Investor Relations Office
             Jacinto Pariente, 212-750-7200

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ENDESA, S.A.

Dated: August 19th, 2003    By: /s/ Jacinto Pariente
                               --------------------------------------------
                              Name: Jacinto Pariente
                              Title: Manager of North America Investor Relations